Exhibit 4: Organizational Structure

HR Ratings

Ownership structure


Alberto Isaac Ramos Suárez
José Aníbal Habeica Villanueva
50%
50%
HR Ratings de México, S.A. de C.V.
100%
HR Ratings, LLC



Board of Directors
Head of Compliance
Chairman of the Board
Vice Chairman of the Board
CEO
External Financial Advisors
Chief Credit and Economic Analysis Officer
Head of Business Development
Deputy Director of Economic Analysis
Deputy Director of Analysis
Treasury and AP Sr. Executive Director
Human Resources Sr. Executive Director
Public Finance and Infrastructure Sr. Executive Director
Corporates Sr. Executive Director /ABS
Financial Institutions Sr. Executive Director /ABS
Financial Institutions Sr. Executive Director /ABS
Business Development Executive Director
IT Director
BD Director
Public Finance and Sovereign Debt Director
Sustainable Impact Director
Compliance Associate Director
Human Resources Associate Director
IT Associate Director
Operations Associate Director
Treasury and AP Manager
IT Manager
BD Manager
Public Finance and Sovereign Debt Manager
PF Manager
Infrastructure Manager
2 Corporates Manager
Financial Institutions Manager /ABS
IT Sr. Associate
2 EASD Sr. Associate
Metodological Criteria Sr. Associate
Logistics Associate
2 HR Associate
Communication Sr. Analyst
Operations Associate
Public Finance and Sovereign Debt Associate
3 FI Associate
Compliance Sr. Analyst
2 Treasury and AP Sr. Analyst
2 IT Sr. Analyst
3 Operations Sr. Analyst
2 PF Sr. Analyst
3 PF Sr. Analysts
6 Corporates Sr. Analyst
7 FI Sr. Analyst
2 Compliance Analyst 1 Vacancy
Accounting Analyst
2 Treasury and AP Analyst
HR Analyst
2 BD Analyst
Operations Analyst
Editor
PF Analyst
3 PF Analyst 1 Vacancy
1 Vacancy Infrastructure Analyst
Sustainable Impact Analyst
7 Corporates Analyst
3 Corporates Analyst
7 FI Analyst
Methodological Criteria Analyst
C. of the Board Assistant
Receptionist
Analysis and Compliance Directors Assistant
CEO Assistant V. C. of the Board Assistant
Public Finance & Infrastructure Intern
Corporates Intern
Financial Institutions Intern
2 Logistics
3 Cleaning Staff 16 Security Staff Logistics
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